Kirkland & Ellis LLP

655 15th St, N.W.

Washington, D.C. 20005

May 24, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20001

Attention: Jeffrey P. Riedler

Re:	Allion Healthcare, Inc.

             Registration Statement on Form S-1 (SEC File No. 333-124099)

Dear Mr. Riedler:

On behalf of Allion Healthcare, Inc., a Delaware corporation (the “Company” or “we”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 to the Registration Statement on Form S-1 (SEC File No. 333-124099) (“Amendment No. 1 to Registration Statement”). For your convenience, we have included a marked-copy highlighting the changes we made from the initial Registration Statement on Form S-1 filed April 15, 2005 for your information. We are also sending with this letter the draft artwork for the inside front cover of the prospectus.

Amendment No. 1 to Registration Statement reflects a revision to the initial Registration Statement in response to the comment letter dated April 22, 2005 sent by Daniel Greenspan. Amendment No. 1 to Registration Statement also contains certain other revisions, including interim financial information for the three month period ended March 31, 2005 and preliminary pricing information.

A copy of Amendment No. 1 to Registration Statement has been manually signed in accordance with Rule 302 of Regulation

S-T, and the Company will retain the signature pages thereto for a period of five years.

We have referenced in the Company’s responses the appropriate page number of the Prospectus contained in the Registration Statement (the “Prospectus”). The numbered paragraph below sets forth the Staff’s comment together with the Company’s response.

Signatures, Page II-8

1.	We note that the filing does not include the signature of the controller or principal accounting officer.

Securities and Exchange Commission

May 24, 2005

Response: We have revised the signature page as requested to identify that James G. Spencer holds the position of “principal accounting officer.”

*             *             *             *

The Company currently intends to request acceleration of the effective date of the Registration Statement on or around June 20, 2005. We believe that we have fully responded to the Staff’s comments. However, if you have any questions concerning any of the foregoing or Amendment No. 1 to Registration Statement, please contact me or Mark Director at (202) 879-5000.

Sincerely,

/s/    Andrew M. Herman

cc: Daniel Greenspan

      Michael P. Moran

      Steven L. Pottle, Esq.